Exhibit 99.1

Rule 3.19A.3

I.    Appendix 3Z

Final Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity Moko Social Media Limited
ABN 35 111 082 485

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Peter Yates
Date of last notice	23 June 2014
Date that director ceased to be director	17 November 2014

Part 1 – Director’s relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Number & class of securities N/A

Part 2 – Director’s relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest

Note: Provide details of the circumstances giving rise to the relevant interest

P & S Yates Holdings Pty Ltd as trustee for PW Yates Investments Pty Ltd Superannuation Fund

Roadknight Investments (Australia) Pty Limited as trustee for Yates Family Trust

Number & class of securities

 II.  14,127,715 Fully paid ordinary shares

III.  1,944,444 Listed Options, exercise price $0.05, expiry date 13 June 2015

  I.  34,035,687 Fully Paid ordinary shares

 II.  4,220,111 Listed Options, exercise price $0.05, expiry date 13 June 2015

III.  1,000,000 Unlisted Options, exercise price $0.40 and expiry date 28 November 2015

Part 3 – Director’s interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A